EX-99.1
Imposition of Fine

1.	Date of Confirming Fine imposition : March 10,2006
-Due date for Payment : March 31, 2006

2.	Detail of fine :
- Type : Additional tax payment amount for corporate tax etc.
- Amount of due tax : KRW 170,432,287,510
- Shareholder’s Equity : KRW 16,109,843,813,585

3.	Imposing authorities concerned : Daegu District Tax Office

4.	Reason for fine : Periodical tax audit of corporation(Year 2000~Year 2004)

5.	Proposed action plan :	POSCO plans to pay impositioned fine within the payment deadline and to go through proper judicial procedure.

6.	Other : The date of comfirming fine imposition is the date when our company receives the bill.